EXHIBIT 12.2
EPR PROPERTIES
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2018		2017		2016		2015		2014		2013
Earnings:
Income before equity in income from joint ventures and other items (1)	$30,507		$223,353		$219,601		$170,017		$177,278		$152,193
Fixed charges before preferred dividends	36,729		143,532		108,068		98,672		88,996		83,988
Distributions from equity investments	116		442		816		540		810		985
Capitalized interest	(2,244)		(9,879)		(10,697)		(18,547)		(7,525)		(2,763)

Adjusted Earnings	$65,108		$357,448		$317,788		$250,682		$259,559		$234,403

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$34,337		$133,124		$97,144		$79,915		$81,270		$81,056
Interest within rental expense (2)	83		337		227		185		174		145
Interest income	65		192		—		25		27		24
Capitalized interest	2,244		9,879		10,697		18,547		7,525		2,763
Preferred dividends	6,036		24,293		23,806		23,806		23,807		23,806

Combined Fixed Charges and Preferred Dividends	$42,765		$167,825		$131,874		$122,478		$112,803		$107,794

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.5	x	2.1	x	2.4	x	2.0	x	2.3	x	2.2	x

(1)
Earnings before equity in income from joint ventures for the three months ended March 31, 2018 includes $31.9 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures for the year ended December 31, 2017 includes $10.2 million in impairment charges, $1.5 million in costs associated with loan refinancing or payoff, and a $1.0 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures for the year ended December 31, 2016 includes $0.9 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2015 includes $18.6 million of retirement severance expense and $0.3 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2014 includes $3.8 million in provision for loan losses and $0.3 million in costs associated with loan refinancing or payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing or payoff and a $4.5 million gain on early extinguishment of debt.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).